Mail Stop 3561

December 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Dominick A. Pagano
Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

>   **Re: EDAC Technologies Corporation**
>   **Form 10-K for the year ended January 1, 2009**
>   **Filed March 11, 2009**
>   **File No. 1-33507**

Dear Mr. Pagano:

We have reviewed your draft letter dated November 24, 2009 and draft Form 8-K/A provided on November 24, 2009, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Please note that all response letters should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Report on Form 8-K dated May 27, 2009, as amended on September 24, 2009 and November 24, 2009</u>

1. We note your response to previous comment number 1. However, although Note A now addresses comment numbers 6 and 7 from our letter dated September 10, 2009 in that it provides information regarding the allocation methods used to assign balance sheets items in the carve out financial statements of the MTU Aero Manufacturing Unit, it appears to exclude other financial statement disclosures related to your significant accounting policies that were included in Form 8-K/A filed on August 12, 2009. Please revise to include a complete set of accounting policies relevant to these financial statements.

2. We reissue previous comment number 2. Please include a currently dated consent of the accountants in the amended 8-K filing.

Unaudited Pro Forma Statement of Operations and Balance Sheet-Exhibit 99.2

3. We note your response to previous comments 3 and 4, and the revised disclosures that have been provided in Note 2 to reflect the step-up to fair value for Aero's PP&E and to explain the reasons why depreciation expense decreased even though the asset value increased. Please revise this disclosure to reconcile the amounts shown in Notes 2 and 6 with the respective amounts shown in the pro forma balance sheet. In this regard, it appears that the amounts in Note 2 are incorrect. Also, please revise Note 2 to disclose the amount of the adjustments required to both historical depreciation for the three months ended April 4, 2009 and to correct for the error in the Company's historical depreciation for the period. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Glenn L. Purple, CFO
(860) 674-2718